Exhibit 99.38

CONSENT OF K. BISCHOFF

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of IAMGOLD Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the Various Project; and

2.
The annual information form of the Company dated March 31, 2008, which includes reference to my name in connection with information relating to the Various Project and the properties described therein.

Date: April 2, 2008

/s/ Kim Bischoff
Name: Kim Bischoff
Title: Project Manager, Exploration